

Mail Stop 7010

May 30, 2008

via U.S. mail and facsimile

Larry W. Seay
Executive Vice President and Chief Financial Officer
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, Arizona 85255

       RE: Meritage Homes Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 25, 2008
              File No. 1-9977

Dear Mr. Seay:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355.

                                   Sincerely,

                                   Terence O'Brien
                                   Accounting Branch Chief